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SEC FILE NUMBER
8-70367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eastdil Secured Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Wilshire Blvd, Suite 1500
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carole Bonina	310-526-9000	cbonina@eastdilsecured.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

550 South Hope Street	Los Angeles	CA	900701
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carole Bonina _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eastdil Secured Advisors LLC _____, as of 12/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: **Carole Bonina**

Title:
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Signature: *[signature]*

Email: cbonina@eastdilsecured.com

ESALLC Facing 2025 Short

Final Audit Report   2026-02-21

Created:	2026-02-21
By:	Peter Sinelnikov (PSinelnikov@sddco.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAblSb94dmXdCz9C2uK_wNY2BhRVaewXBb

"ESALLC Facing 2025 Short" History

📄 Document created by Peter Sinelnikov (PSinelnikov@sddco.com)
   2026-02-21 - 9:59:10 PM GMT

✉ Document emailed to Carole Bonina (cbonina@eastdilsecured.com) for signature
   2026-02-21 - 9:59:14 PM GMT

📄 Email viewed by Carole Bonina (cbonina@eastdilsecured.com)
   2026-02-21 - 10:13:52 PM GMT

🖋 Document e-signed by Carole Bonina (cbonina@eastdilsecured.com)
   Signature Date: 2026-02-21 - 10:15:09 PM GMT - Time Source: server

✅ Agreement completed.
   2026-02-21 - 10:15:09 PM GMT

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

Eastdil Secured Advisors LLC

(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3–6



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Eastdil Secured Advisors LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eastdil Secured Advisors LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Los Angeles, California
February 20, 2026

Eastdil Secured Advisors LLC

(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)

Statement of Financial Condition

For the year ended December 31, 2025

Assets

Cash	$	12,740,168
Accounts receivable		2,750,000
Due from clearing broker		100,005
Prepaid expenses and other assets		173,048
Total Assets	$	15,763,221

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	137,648
Due to affiliate		7,005,167
Total Liabilities	$	7,142,815
Member's Equity		8,620,406
Total Liabilities and Member's Equity	$	15,763,221

The accompanying notes are an integral part of this financial stateme

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Notes to the Financial Statement
For the year ended December 31, 2025

(1) **Business and Organization**

Eastdil Secured Advisors LLC (the "Company") is a member of the Financial Industry Authority, Inc (FINRA) and became a registered broker-dealer under the Security Exchange Act of 1934 in June 2019. The Company, a Delaware limited liability company, commenced operations on October 1, 2019 as a wholly owned subsidiary of Eastdil Secured Advisors Holdings Ltd. (the "Parent"). The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking advisory services, which could include: mergers and acquisitions (M&A) advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and (5) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation.

(2) **Summary of Significant Accounting Policies**

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

(a) *Use of Estimates*

The preparation of this financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) *Cash*

The Company maintains an account with a cash balance with one financial institution. As of December 31, 2025, this Cash balance amounted to $12,740,168.

(c) *Due from Clearing Broker*

Pursuant to the clearing agreement with its clearing broker, the Company maintains a deposit with its clearing broker, until such time that the clearing agreement is terminated.

(d) *Accounts Receivable and Allowance for Credit Losses*

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. As of December 31, 2025, there were $2,750,000 receivables outstanding, which were collected in full in January 2026.

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Notes to the Financial Statement
For the year ended December 31, 2025

(e) *Prepaid Expenses & Other Assets*

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. As of December 31, 2025 the Company had $173,048 of prepaid expenses and other assets included on its statement of financial condition.

(f) *Income Taxes*

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes.

In accordance with Accounting Standards Codification Topic 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities.

Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2025. The Company is subject to income tax examination by the Internal Revenue Service, California authorities, and other jurisdictions, however there are currently no audits in progress. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2021.

The Bipartisan Budget Act of 2015 (BBA) provides that any tax adjustments resulting from partnership audits will generally be determined, as well as any resulting tax, interest, and penalties collected, at the partnership level for tax years beginning after December 31, 2017. The BBA allows a partnership to elect to apply these provisions to any return of the partnership filed for partnership taxable years beginning after the date of enactment (November 2, 2015). The Company may be subject to the provisions of the BBA partnership audit rules due to the fact that the Company's member is a flow-through entity and is considered an "ineligible partner."

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash equivalents. The Company maintains its cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(4) Indemnifications

In the normal course of business, the Company may enter into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(5) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(6) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(7) Related-Party Transactions

On October 1, 2019 the Company had entered into a service and cost allocation agreement with Eastdil Secured, LLC (the "Affiliate"). Under the terms of the agreement the Affiliate shall provide or obtain from others certain services required by the Company in the ordinary course of business ("Allocated Expenses"). Such services may include, but not be limited to, financial management, operational management, accounting, payroll, salaries, employee benefits, internal audit, human resource management, tax, transportation, risk management, legal, investment advisory, government relations, recordkeeping, data processing services, and the acquisition of equipment, software, and office space. Employee headcount in combination with estimated time spent on broker dealer activities is used as the driver for the service and cost allocation agreement.

As of December 31, 2025 the amount reported as Due to affiliate in the statement of financial condition was $7,005,167 which includes $5,457,000 of allocated bonuses payable.

(8) Exemptions from SEC Rule 15c3-3 and Non-Covered Business Activities

The Company operates under the provisions of SEC Rule 15c3-3(k)(2)(ii), clearing all transactions on a fully-disclosed basis through its clearing firm, and accordingly, is exempt from the remaining provisions of Rule 15c3-3. Additionally, the Company also engages in other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 including: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

(9) Net Capital

The Company, as a registered broker dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3 1). Based on the Company's approved business lines the Company's minimum net capital requirement is the greater of $100,000 or 6.66% of aggregate indebtedness.

As of December 31, 2025, the Company had net capital of $5,697,353 which was $5,221,165 in excess of its minimum requirement of $476,188. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

Eastdil Secured Advisors LLC

(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Notes to Financial Statement
For the year ended December 31, 2025

(10) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were available to be issued.